SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2006

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items

     1. Press release re RADVISION's Click to Meet for Microsoft Live Meeting Enhances Hosted Web Conferencing dated March 6, 2006.

     2. Press release re Microsoft and RADVISION Sign Licensing Agreement to Provide Live Communications Server-Compatible SIP Toolkits dated March 13, 2006.

     3. Press release re RADVISION IMS Ready Carrier Class SIP Solution Validated with High Performance AdvancedTCA* Single Board Computer from Intel dated March 14, 2006.

                                                                          ITEM 1

Press Release                                             Source: RADVISION LTD.

RADVISION's Click to Meet for Microsoft Live Meeting Enhances Hosted Web Conferencing

Monday March 6, 7:00 am ET

End Users To Enjoy Added Real Time Multiparty Video & Audio Functionality
FAIR LAWN, N.J.--(BUSINESS WIRE)--March 6, 2006--RADVISION (Nasdaq: RVSN -
News), a leading provider of multimedia conferencing and communications platforms, today announced that its enterprise collaboration software--Click to Meet(TM) for Microsoft Office Live Meeting, will be deployed by Allstream, the Enterprise Solutions division of Manitoba Telecom Services Inc. and a leading Canadian communication solutions provider. The deployment will provide Allstream's customers with enhanced multiparty audio and video capabilities, as part of its hosted Allstream Collaboration Suite solution.

Click to Meet for Microsoft Office is a scalable communications system that adds integrated multi-participant PC-based video and audio functionality to Live Meeting and Microsoft Office Live Communications Server 2005. The pairing of Click to Meet with Live Meeting provides subscribers a richer audio, visual and data collaboration experience.

"We are continuously looking at ways to enhance our Allstream Collaboration Suite (ACS) solution," said Angela Hlavka, Vice President, Strategic Solution Development for Professional Services, Allstream. "RADVISION's Click to Meet solution is an important enhancement in terms of providing our ACS customers greater functionality, quality and reliability - all in a hosted or non-hosted environment. In addition, we can now offer greater ease-of-use for multi-party audio and video conferencing needs with just one click on your desktop, seamless integration with Microsoft's collaboration and communications applications, and increased scalability that allows customers to access up to 90 simultaneous videofeeds with unlimited participants."

"This enhancement is an example of our focus on key growth service segments, such as unified communications, to deliver innovative and differentiated IP-based solutions in the marketplace," said Hlavka.

"Click to Meet for Microsoft Office seamlessly integrates advanced visual conferencing functionality with Live Meeting, creating a much richer experience for conference participants," said Bob Romano, Vice President of Enterprise Marketing for RADVISION's Networking Business Unit, "This solution is perfectly suited for use in large scale deployments, because of its scalability, ease of use, and low cost of ownership."

"Allstream's creative use of Microsoft's unified communications platform and RADVISION's Click to Meet solution provides great value and flexibility for our joint customers, who might otherwise not be able to collaborate face to face," said Marc Sanders, Senior Product Manager in the Unified Communications Group at Microsoft.

Click to Meet for Microsoft Office's flexibility and scalability allows service providers to offer customers a variety of models: hosted service, managed service, customer premise service, or a monthly fee for service.

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Managed Services and Professional Services. Focused on the business market, Allstream collaborates with customers to create tailored solutions that meet their unique needs and help them compete more effectively. Allstream is a division of Manitoba Telecom Services Inc. (MTS), with a team of dedicated employees focused on delivering outstanding value to its customers. MTS has an extensive broadband fibre-optic network spanning more than 24,300 kilometres, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. MTS's shares are listed on the Toronto Stock Exchange (trading symbol: MBT). For more information, please visit: www.mts.ca and www.allstream.com.

About RADVISION

RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
Email: cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Yael Yekutiel/Richard Dukas
212-704-7385
Email: Yael@dukaspr.com/richard@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
Email: junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION


Microsoft and RADVISION Sign Licensing Agreement to Provide Live Communications Server-Compatible SIP Toolkits

Monday March 13, 7:00 am ET

Licensing Agreement Simplifies Development of Solutions that Interoperate with Microsoft Office Live Communications Server 2005 REDMOND, Wash. & FAIR LAWN, N.J.--(BUSINESS WIRE)--March 13, 2006--Today, Microsoft Corp. (Nasdaq: MSFT -
News) and RADVISION (Nasdaq:RVSN - News), a leading provider of multimedia conferencing, communications platforms and software developer toolkits, announced a licensing agreement that will enable third-party developers to integrate the communications capabilities of Microsoft(R) Office Live Communications Server 2005 with additional SIP communications platforms.
 As part of the agreement, Microsoft is licensing to RADVISION the SIP extensions for Live Communications Server. RADVISION will implement and integrate the extensions into its toolkit products and offer the extensions to third-party developers. The SIP extensions for Live Communications Server will be available as optional add-ons to the award-winning RADVISION SIP, SIP Server, and Videophone SIP toolkits. Existing RADVISION SIP customers also may license the SIP extensions as an add-on to SIP toolkits previously licensed from RADVISION.

"We are pleased that RADVISION is embracing the SIP standard to extend interoperability for our third-party developers with Live Communications Server on non-Windows(R) operating systems in addition to Windows-based operating systems," said Gurdeep Singh Pall, Corporate Vice President of Microsoft's Unified Communications Group. "The SIP extensions enable developers to unlock innovation to help businesses make better decisions more quickly by connecting people, information and business processes."

Boaz Raviv, CEO of RADVISION, added, "We are proud to extend RADVISION's portfolio of SIP-based solutions to Live Communications Server environments. We see Live Communications Server interoperability as an excellent potential for new and add-on sales, and we believe it adds strong value to our rich SIP portfolio. We are proud that Microsoft selected RADVISION as its exclusive software toolkit vendor for providing these SIP extensions to the market."

Benefits for Third-Party Developers

The SIP extensions for Live Communications Server will allow third-party developers to apply the power of software and software platforms to improve communications across networks, devices and systems. Specifically, the third-party developers will be able to:

     o Integrate Live Communications Server capabilities into solutions based on IP-PBX, IP/video phones for wire line and wireless, SIP proxies, WIFI-phones, handsets and other embedded devices for Live Communications Server environments.

     o Enable IP Multimedia Subsystem (IMS) compatibility, which will allow developers to implement products for the mobile environment that are simultaneously IMS and Live Communications Server compatible.


RADVISION's SIP extensions to Live Communications Server are based on the industry-standard SIP (Session Initiation Protocol) for Instant Messaging and Presence Leveraging Extensions (SIMPLE). SIP and SIMPLE provide a rich set of solutions for computer and telephone interaction. Microsoft and RADVISION support the SIP/SIMPLE effort, demonstrating both companies' strong commitment to develop standards-based communications solutions built on methodologies that can be broadly adopted and integrated.

Availability

General availability of the SIP extensions for Live Communications Server is expected in the second half of 2006. RADVISION will offer demonstrations of RADVISION SIP toolkits interoperating with Live Communications Server at the RADVISION booth at the Voice On the Network (VON) conference and exhibition in San Jose, Calif., March 15-17.

Existing and new RADVISION customers can license from RADVISION the SIP software toolkits with SIP extensions to Live Communications Server as optional add-ons to the RADVISION SIP, SIP Server, and Videophone SIP toolkits.

Live Communications Server protocol extensions for Windows-based solutions currently are available to third-party developers through Microsoft.

About Microsoft

Founded in 1975, Microsoft (Nasdaq "MSFT") is the worldwide leader in software, services and solutions that help people and businesses realize their full potential.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

Microsoft and Windows are either registered trademarks or trademarks of Microsoft Corp. in the United States and/or other countries.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

RADVISION
Radvision Corporate:
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Radvision Media:
Dukas Public Relations
Yael Yekutiel/Richard Dukas
212-704-7385
Yael@dukaspr.com/richard@dukaspr.com
or
Microsoft Media:
Waggener Edstrom Worldwide
Susan Sheehan/Rapid Response Team
503-443-7000 / 503-443-7070
ssheehan@waggeneredstrom.com/
rrt@waggeneredstrom.com
or
Radvision
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 3

Press Release                                                  Source: RADVISION

RADVISION IMS Ready Carrier Class SIP Solution Validated with High Performance AdvancedTCA* Single Board Computer from Intel

Tuesday March 14, 11:00 am ET

FAIR LAWN, N.J.--(BUSINESS WIRE)--March 14, 2006--RADVISION (Nasdaq:RVSN -
News), a leading provider of multimedia conferencing and communications platforms, announces that the RADVISION SIP Server Tool Kit has been validated on the Intel Telco Server Proof of Concept in Intel's New Jersey Modular Communication Platforms (MCP) Solution Center using RADVISION ProLab(TM) test suite. The POC utilizes the RADVISION SIP Server Tool Kit and the latest high performance Intel NetStructure(R) MPCBL0040 single board computer. The telco server platform proof of concept (POC) from Intel is helping to accelerate time to market for deployment of this new core network architecture for Telecom Equipment Manufactures and Service Providers.

Support for high-capacity environments is crucial for service providers implementing voice and video over IP products," said Adi Paz, Director of Product Management and Marketing for RADVISION's Technology Business Unit. "The RADVISION SIP Toolkit on which the SIP Server platform is based and ProLab testing environment have been specifically designed to support carrier-class systems scaling up to terabits per second. This makes them an ideal fit for AdvancedTCA based platforms that will bring plug-and-play capabilities to business-critical carrier-grade systems."

The RADVISION SIP product portfolio provides a complete framework for developing all types of IP Multimedia Subsystem (IMS) ready SIP Server applications including proxies, redirect servers, registrars, and presence servers on multiple hardware platforms, including AdvancedTCA. It radically simplifies and accelerates development by providing a standards-compliant, robust and high performance implementation of standard SIP server functionality controlled through a multi-level, user friendly application programming interface (API). IMS is a new core infrastructure for wireless and cable networks that facilitates deployment of multimedia services.

Based on RADVISION's award-winning protocol toolkits, the RADVISION ProLab Test Management Suite is a powerful, highly scalable, feature-rich testing system that is well suited for testing carrier-class, real-time communication applications supporting large volumes of traffic. It complies with the most recent industry standards and supports advanced signaling across different network topologies. Intel used the Prolab Test Management Suite in their New Jersey MCP Solution Center to perform stress and load testing in order to verify the performance of the SIP Server in a high-capacity, high volume environment. The Prolab Test Management Suite for SIP is part of a testing tool family that includes testing support for H.323 and 3G-324M.

"By utilizing the RADVISION Prolab Test Management Suite, TEMs and Platform Integrators will be able to quickly validate and benchmark Intel NetStructure(R) AdvancedTCA blades in a carrier grade environment," said Shantanu Gupta, Director of MCP Solutions Program, Communications Infrastructure Group, Intel. "The RADVISION SIP Server platform provides our customers a stable, consistent and high performance testing environment for our validations and integration efforts."

The ATCA SIP server solution from RADVISION including the ProLab Test Management Suite will be demonstrated at the RADVISION booth at the Spring Voice on the Network (VON) conference and exhibition at San Jose, California during March 15-17, 2006. Results of the POC validation are available at www.intel.com/go/IMS.

About RADVISION

RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

RADVISION is an Affiliate Member of the Intel(R) Communications Alliance, who are committed to developing modular, standards-based solutions based on technologies, processors, products, and services from Intel. Intel enables the modular network with standards-based, building blocks for the converged network that deliver enhanced performance, greater scalability, and maximum flexibility offering profitable new communications services and lower infrastructure costs. Visit http://www.intel.com/go/ica to learn more about these products and the Alliance.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Intel and Intel NetStructure(R) are trademarks or registered trademarks of Intel Corporation or its subsidiaries in the United States and other countries.

*Other names and brands may be claimed as the property of others.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Yael Yekutiel, 212-704-7385
Yael@dukaspr.com
or
Richard Dukas, 212-704-7385
richard@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                    (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  March 31, 2006